UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Better For You Wellness, Inc.,

Formerly Known as “Fast Track Solutions, Inc.”

(Name of Issuer)

Preferred Stock, $0.0001 par value per share

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

The Issuer has no associated CUSIP number for its shares of Preferred Stock

Current CUSIP for Common Stock: 08771B105

(CUSIP Number)

May 22, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP: 08771B105	13G	Page 2 of 5 Pages

1.		Names of Reporting Persons. CRS Consulting, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Wyoming
Number of	5.	Sole Voting Power 250,000,000 shares of Common Stock 700,000 Shares of Series A Preferred Stock
Shares Beneficially Owned by	6.	Shared Voting Power 0
Each Reporting Person With	7.	Sole Dispositive Power 250,000,000 shares of Common Stock 700,000 Shares of Series A Preferred Stock
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 250,000,000 shares of Common Stock 700,000 Shares of Series A Preferred Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 Common 69.45% (1) Preferred 100% (1)
12.		Type of Reporting Person (See Instructions) OO

(1)

Based on 700,000 shares of Series A Preferred Stock, and 359,996,332 shares of Common Stock of Better For You Wellness, Inc., FKA Fast Track Solutions, Inc. (the “Issuer”) outstanding as of May 22, 2021. On March 23, 2021 the issuer filed a Form 10-12G with the Securities and Exchange Commission, which pursuant to Section 12(g)(1) of the Exchange Act, became effective 60 days thereafter on May 22, 2021.

CUSIP: 08771B105	13G	Page 3 of 5 Pages

ITEM 1.

(a)	Name of Issuer Better For You Wellness, Inc., Formerly Known as, “Fast Track Solutions, Inc.”

(b)	Address of Issuer’s Principal Executive Offices 1349 East Broad Street Columbus, OH 43205

ITEM 2.

(a)	Name of Person Filing CRS Consulting, LLC

(b)	Address of Principal Business Office or, if none, Residence 780 Reservoir Avenue, #123 Cranston, RI 02910

(c)	Citizenship or Place of Organization Wyoming

(d)	Title of Class of Securities Series A Preferred Stock, $0.0001 par value per share Common Stock $0.0001 par value per share

(e)	CUSIP Number The Issuer has no associated CUSIP number for its shares of Preferred Stock. The current CUSIP for its shares of Common Stock is 08771B105.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 2(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP: 08771B105	13G	Page 4 of 5 Pages

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4    OWNERSHIP.

The information relating to the beneficial ownership of Series A Preferred Stock and Common Stock which the Reporting Person may be deemed to beneficially own set forth in Items 5-11 on the preceding pages of this Schedule 13G is incorporated herein by reference.

(1)

On March 23, 2021 the issuer filed a Form 10-12G with the Securities and Exchange Commission, which pursuant to Section 12(g)(1) of the Exchange Act, became effective 60 days thereafter on May 22, 2021. 359,996,332 shares of Common Stock and 700,000 Shares of Series A Preferred Stock of Better For You Wellness, Inc., FKA Fast Track Solutions, Inc. (the “Issuer”) were outstanding as of May 22, 2021, and reported within the aforementioned 10-12G.

The aggregate amount of Stock held by CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), as of May 22, 2021, included: (i) 700,000 Preferred Shares of Series A stock and 250,000,000 shares of Common Stock. Collectively, the aforementioned quantities of stock represented, as of May 22, 2021 approximately 89.62% voting control of the Company.

Jeffrey DeNunzio, Thomas DeNunzio and Paul Moody are equitable members of CRS, and, as of May 22, 2021, sole voting and dispositive power over the Series A Preferred Stock and Common Stock were held by CRS.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NOT APPLICABLE

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

NOT APPLICABLE

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.   CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not registered with the Commission and were acquired before the automatic effective date of the Form 10 registration statement on May 22, 2021.

CUSIP: 08771B105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2022
(Date)

/s/ Jeffrey DeNunzio Managing Member
(Signature)

Jeffrey DeNunzio Managing Member
(Name/Title)